                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  1-12401
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  (Check One)
  /X/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended: December 31, 2001
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
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     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant              ACTIVE IQ TECHNOLOGIES, INC.
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Former name if applicable
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5720 Smetana Drive, Suite 101
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Address of principal executive office (Street and number)


Minnetonka, Minnesota 55343
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City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a)  The reasons described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense;
   |
   | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will
[X]|      be filed on or before the 15th calendar day following the prescribed
   |      due date; or the subject quarterly report or transition report on Form
   |      10-Q, 10-QSB, or portion thereof will be filed on or before the fifth
   |      calendar day following the prescribed due date; and
   |
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has experienced significant delays in preparing its Form 10-K for the period ended December 31, 2001, which could not have been avoided without unreasonable effort or expense. On March 18, 2002, the Registrant moved its corporate headquarters, including its accounting personnel, to a new office location, which hindered and delayed its ability to prepare the Form 10-K. The preparation of the Form 10-K was further complicated by significant acquisitions made by the Registrant in its last fiscal year, which has caused delays in preparing the Registrant's financial statements. The Registrant's efforts to incorporate revisions requested by the Commission Staff to the Registrant's pending Form S-3 (File No. 333-68088) and various reports incorporated therein caused additional delay in preparing the report. Further, as a result of the delay in preparing the Form 10-K, Arthur Andersen LLP, the independent accounting firm that audited the Registrant's financial statements relating to the fiscal years ended December 31, 1999 and 2000, did not have sufficient time to conduct the review of the Form 10-K required in order to provide its consent to include its report to the financial statements for such years. Accordingly, the Registrant was unable to file the Form 10-K within the prescribed period without unreasonable effort and expense.

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Mark D. Dacko                           (952)                     345-6603
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                /X/ Yes  / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                / / Yes  /X/ No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Active IQ Technologies, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 1, 2002      By /s/ D. Bradly Olah
    --------------------   ----------------------------------------------------
                           D. Bradly Olah
                           Its President, Chief Executive Officer
                               and Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.02 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).